June 12, 2014

Filed pursuant to Rule 433

Registration No: 333-196689

Commerce Bancshares, Inc.

Final Pricing Term Sheet

This term sheet supplements the information set forth in the Preliminary Prospectus Supplement, dated June 12, 2014, to the Prospectus dated June 12, 2014. Capitalized terms not defined herein have the meanings assigned to them in the Preliminary Prospectus Supplement.

Issuer:	Commerce Bancshares, Inc.

Security:	Depositary Shares, each representing a 1/1000th interest in a share of the Issuer’s 6.00% Series B Non-Cumulative Perpetual Preferred Stock

Expected Security Ratings*:	Baa1 (Moody’s) / BBB (S&P)

Size:	6,000,000 Depositary Shares

Liquidation Preference:	$25,000 per share of Preferred Stock (equivalent to $25.00 per Depositary Share)

Maturity:	Perpetual

Day Count:	30/360

Trade Date:	June 12, 2014

Settlement Date:	June 19, 2014 (T + 5)

Dividend Rate (Non-Cumulative):	6.00% per annum

Dividend Payment Dates:	Each March 1, June 1, September 1 and December 1, beginning on September 1, 2014, in each case, when, as and if declared by the Issuer’s board of directors or a duly authorized committee of the board of directors.

Optional Redemption:	On any dividend payment date on or after September 1, 2019, in whole or in part, at a redemption price equal to $25.00 per Depositary Share, plus any declared and unpaid dividends, without accumulation of any undeclared dividends.

Regulatory Redemption	At any time following notice given within 90 days of a “regulatory capital treatment event” (subject to limitations described in the preliminary prospectus supplement dated June 12, 2014) in whole but not in part, at a redemption price equal to $25.00 per Depositary Share, plus any declared and unpaid dividends and an amount equal to the unpaid portion of the dividend (whether or not declared) for the then-current dividend period.

Listing:	The Issuer intends to apply to list the Depositary Shares on the NASDAQ Global Select Market.

Public Offering Price:	$25.00 per Depositary Share

Underwriting Commissions(1):	$0.7875 per Depositary Share

Net Proceeds (Before Expenses) to Issuer(1):	$145,275,000.00

Use of Proceeds:	The Issuer intends to use the net proceeds from the offering and other available liquidity to repurchase $200 million of its common stock pursuant to an accelerated share repurchase (“ASR”) agreement it has entered into today with Morgan Stanley & Co. LLC. Under the terms of the ASR agreement, the Issuer will pay $200 million to Morgan Stanley on June 19, 2014 and in exchange will receive shares of its common stock, with the substantial majority of shares expected to be delivered on June 19, 2014 and any additional shares expected to be delivered upon completion of the program, expected to be within the next twelve months. The total number of shares that the Issuer will receive and the total consideration paid ultimately will be determined based on the volume-weighted daily average price of its common stock during the repurchase program. The Company also increased the number of shares under its stock buyback program to 5,000,000 shares to accommodate this program.

Joint Book-Running Managers	Morgan Stanley & Co. LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated J.P. Morgan Securities LLC

Senior Co-Manager:	Barclays Capital Inc.

Co-Managers:	Keefe, Bruyette & Woods, Inc. D.A. Davidson & Co.

CUSIP/ISIN for the Depositary Shares:	200525301/US2005253016

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Commerce Bancshares, Inc. has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and any other documents relating to this offering that Commerce Bancshares, Inc. has filed with the SEC for more complete information about Commerce Bancshares, Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, Commerce Bancshares, Inc., any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting: Morgan Stanley & Co. LLC (Attention: Prospectus Department, 180 Varick Street, New York, NY 10014, or by email at prospectus@morganstanley.com); Merrill Lynch, Pierce, Fenner & Smith Incorporated (Attention: Prospectus Department, 222 Broadway, New York, NY 10038, or by e-mail at dg.prospectus_requests@baml.com); or J.P. Morgan Securities LLC (Attention: Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by telephone at +1 (866) 803-9204).

(1)	Underwriting Commissions of $0.7875 per Depositary Share will be deducted from the Public Offering Price; provided, however, that for sales to certain institutions, the underwriting discount deducted will be $0.50 per Depositary Share, which will increase the proceeds to the Issuer with respect to these Depositary Shares by $0.2875 per Depositary Share.

Settlement Period: The closing will occur on June 19, 2014, which will be more than three U.S. business days after the date of this pricing term sheet. Rule 15c6-1 under the Securities Exchange Act of 1934 generally requires that securities trades in the secondary market settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Depositary Shares on the date hereof or the next succeeding business day will be required, by virtue of the fact that the Depositary Shares initially will settle in T+5, to specify alternative settlement arrangements at the time of any such trade to prevent a failed settlement and should consult their own advisor.

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